Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
Central, Hong Kong
gsd@jardines.com

Group Secretariat

03003435

03 JAN 21 AM 7:21

8th January 2003

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 8th January 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 2/3

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Director Declaration
Released	09:17 8 Jan 2003
Number	9057F

JARDINE MATHESON HOLDINGS LIMITED ("the Company")

In respect of the appointment of Mr Jenkin Hui on the Board of the Company on 1st January 2003, we wish to advise the following details in respect of Mr Hui as required under paragraph 16.4 of the listing rules of the UK Listing Authority:-

(i) Mr Hui is a director of the following companies:-

Hang Seng Bank Limited
Hongkong Land Holdings Limited
Jardine Strategic Holdings Limited

(ii) We confirm that there are no other details in respect of Mr Hui as required under paragraph 16.4 of the listing rules of the UK Listing Authority which need to be disclosed by the Company.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

8th January 2003

www.jardines.com

END

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